==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)
                                      EXIT

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               DIME BANCORP, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   00025429 Q1
                ------------------------------------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------


                                SCOTT A. ARENARE
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                 WITH A COPY TO:
                               ANDREW R. BROWNSTEIN
                               CRAIG M. WASSERMAN
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                 JANUARY 4, 2002
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|.

                                Page 1 of 7 Pages

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



---------------------                                      ---------------------
CUSIP NO. 00025429 Q1           SCHEDULE 13D                  (PAGE 2 OF 7)
---------------------                                      ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      WARBURG, PINCUS EQUITY PARTNERS, L.P.
      I.R.S. INDENTIFICATION NO. 13-3986317
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                  |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      -0-
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      -0-
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 00025429 Q1           SCHEDULE 13D                  (PAGE 3 OF 7)
---------------------                                      ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      WARBURG, PINCUS & CO.
      I.R.S. INDENTIFICATION NO. 13-6358475
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                  |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      -0-
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      -0-
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 00025429 Q1           SCHEDULE 13D                  (PAGE 4 OF 7)
---------------------                                      ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      WARBURG PINCUS LLC
      I.R.S. INDENTIFICATION NO. 13-3536050
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                  |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      -0-
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      -0-
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

            This Amendment No. 2 amends the Schedule 13D originally filed on July 13, 2000 (the "Schedule 13D") on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, Warburg, Pincus & Co., a New York general partnership, and Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC), a New York limited liability company and relates to the common shares, par value $0.01, of Dime Bancorp, Inc., a Delaware corporation (the "Company"). Capitalized terms used without definition in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

            Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

            As a result of the transaction described in Item 6 below, the Group Members no longer hold any Securities.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

            Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

            As a result of the transaction described in Item 6 below, the Group Members no longer hold any Securities.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
        -------------------------------------------------------------
        RESPECT TO SECURITIES OF THE ISSUER.
        -----------------------------------

            On June 25, 2001, the Company announced that it had entered into a definitive Agreement and Plan of Merger with Washington Mutual, Inc. ("Washington Mutual"), dated as of June 25, 2001 (the "Merger Agreement"), pursuant to which the Company was to be merged with and into Washington Mutual, with Washington Mutual as the surviving corporation (the "Merger"). As a result of the Merger, each outstanding share of the Company's common stock was to be converted into the right to receive merger consideration as provided for in the Merger Agreement. In connection with the Merger Agreement, Washington Mutual and the Investors entered into a Warrant Purchase and Voting Agreement, dated as of June 25, 2001, pursuant to which the Investors agreed (1) to sell to Washington Mutual, concurrently with the closing of the Merger, the warrants held by the Investors to purchase shares of the Company, for the right to receive the same consideration that would have been available to the Investors in the Merger if it had owned 7,903,073 shares of the Company's common stock (in lieu of warrants) and (2) to vote the 13,607,664 shares of the Company's common stock held by the Investors in favor of the Merger. A copy of the Warrant Purchase and Voting Agreement was included as Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the Commission on June 27, 2001 and is incorporated herein by reference. The Merger was consummated on January 4, 2002.

                                   SIGNATURES


            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Dated:  February 11, 2002



                              WARBURG, PINCUS EQUITY PARTNERS, L.P.

                              By:  Warburg, Pincus & Co.,
                                   General Partner

                                   By: /s/ SCOTT A. ARENARE
                                      --------------------------------
                                       Name:  Scott A. Arenare
                                       Title: Partner


                              WARBURG, PINCUS & CO.

                              By: /s/ SCOTT A. ARENARE
                                  -------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Partner


                               WARBURG PINCUS LLC

                              By: /s/ SCOTT A. ARENARE
                                  -------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Managing Director


                              WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS I,
                              C.V.

                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ SCOTT A. ARENARE
                                      ---------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Partner

                              WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS II,
                              C.V.


                              By:  Warburg, Pincus & Co.,
                                      General Partner

                                   By: /s/ SCOTT A. ARENARE
                                       --------------------------------
                                       Name:  Scott A. Arenare
                                       Title: Partner


                              WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS
                              III, C.V.


                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ SCOTT A. ARENARE
                                      ---------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Partner